To	:	The U.S. Securities & Exchange Commission
Cc	:	Ms Kammy Yuen The Bank of New York, Hong Kong Ms Kathy Jiang The Bank of New York, New York, USA
From	:	Company Secretariat Television Broadcasts Limited
Telephone No.	:	852-2335-2288
Fax No.	:	852-2358-1337
Date	:	23rd March 2006

SUPPL

RECEIVED
2006 APR -4 A 11:5?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please find enclosed is the copy of our announcement published in the Hong Kong Standard dated 23rd March 2006 for your kind record.

Thank you.

06012175

PROCESSED
APR 05 2006
THOMSON FINANCIAL

dlw 4/4

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liabilities)

Stock Code: 511

ANNOUNCEMENT OF 2005 ANNUAL RESULTS

HIGHLIGHTS

- Turnover increased from HK$3,817 million to HK$4,177 million, an increase of 9.4%.
- Cost of sales decreased from HK$1,841 million to HK$1,792 million, a reduction of 2.7%.
- Gross profit percentage improved from 51.7% to 57.1%.
- Operating profit increased from HK$1,081 million to HK$1,608 million, an increase of 48.8%. Included in this is a non-recurring gain on disposal of financial assets of HK$149 million, which was related to the disposal of the 51% equity interest in Galaxy Satellite TV Holdings Limited as announced on 22 April 2005.
- Net profit attributable to equity holders improved from HK$719 million to HK$1,180 million, an increase of 64.1%.
- Earnings per share rose from HK$1.64 to HK$2.69.
- Final dividend was declared at HK$1.30 per share (2004: HK$0.80 per share), making a total dividend of HK$1.55 per share for the year.

The Directors of Television Broadcasts Limited (the "Company") are pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2005 as follows:

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2005

	Note	2005 *HK$'000*	2004 *HK$'000*
Turnover	2	4,176,590	3,816,936
Cost of sales	4	(1,791,612)	(1,841,449)
Gross profit		2,384,978	1,975,487
Other revenues	2	38,962	58,220
Selling, distribution and transmission costs	4	(451,923)	(450,258)
General and administrative expenses	4	(490,969)	(512,948)
Other operating (expenses)/income	4	(22,042)	10,890
Gain on disposal of financial assets at fair value through profit or loss		148,778	-
Operating profit		1,607,784	1,081,391
Finance costs	5	(956)	(7,006)
Share of losses of			
Jointly controlled entities		(30)	(6,099)
Associates		(187,197)	(166,402)
Profit before income tax		1,419,601	901,884
Income tax expense	6	(232,354)	(152,312)
Profit for the year		1,187,247	749,572
Attributable to:			
Equity holders of the Company		1,180,019	719,415
Minority interest		7,228	30,157
		1,187,247	749,572
Dividends		678,900	438,000
Dividends per share			
Interim dividend paid		HK$0.25	HK$0.20
Final dividend proposed		HK$1.30	HK$0.80
Earnings per share for profit attributable to the equity holders of the Company during the year	7	HK$2.69	HK$1.64

CONSOLIDATED BALANCE SHEET

As at 31 December 2005

	Note	2005 *HK$'000*	2004 As restated *HK$'000*
ASSETS			
Non-current assets			
Property, plant and equipment		1,896,100	2,049,844
Leasehold land		188,416	192,984
Intangible assets		161,003	55,342
Interest in associates		245,516	279,546
Interest in jointly controlled entities		-	18,722
Available-for-sale financial assets		3	-
Investment securities		-	3,705
Loans to investee companies		6,676	14,263
Deferred income tax assets		24,358	18,592
		2,522,072	2,632,998
Current assets			
Programmes, film rights and movies		452,586	452,652
Stocks		11,430	11,588
Trade and other receivables, prepayments and deposits	8	1,353,966	1,007,123
Other investments		-	189,432
Tax recoverable		2,015	3,034
Pledged bank deposits		236	234
Bank deposits maturing after three months		35,289	9,550
Cash and cash equivalents		944,670	526,299
		2,800,192	2,199,912
Total assets		5,322,264	4,832,910
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital		21,900	21,900
Other reserves	11	700,132	698,989
Retained earnings			
– Proposed final dividend		569,400	350,400
– Others		3,090,315	2,599,357
		4,381,747	3,670,646
Minority interest		23,320	116,550
Total equity		4,405,067	3,787,196
LIABILITIES			
Non-current liabilities			
Long-term borrowings	10	-	48,683
Deferred income tax liabilities		149,740	125,370
Retirement benefit obligations		18,503	16,215
Long-term provisions		-	1,045
		168,243	191,313
Current liabilities			
Trade and other payables and accruals	9	643,232	727,635
Current income tax liabilities		104,680	99,865
Borrowings	10	-	12,040
Short-term provisions		1,042	14,861
		748,954	854,401
Total liabilities		917,197	1,045,714
Total equity and liabilities		5,322,264	4,832,910
Net current assets		2,051,238	1,345,511
Total assets less current liabilities		4,573,310	3,978,509

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2005

	Attributable to equity holders of the Company				
	Share capital HK$'000	Other reserves HK$'000	Retained earnings HK$'000	Minority interest HK$'000	Total HK$'000
Balance at 1 January 2004, as previously reported as equity	21,900	694,371	2,579,276	–	3,295,547
Balance at 1 January 2004, as previously separately reported as minority interest	–	–	–	83,785	83,785
Balance at 1 January 2004, as restated	21,900	694,371	2,579,276	83,785	3,379,332
Currency translation differences	–	6,084	–	2,608	8,692
Exchange recognised directly in equity	–	(2,881)	2,881	–	–
Net income recognised directly in equity	–	3,203	2,881	2,608	8,692
Profit for the year	–	–	719,415	30,157	749,572
Total recognised income for 2004	–	3,203	722,296	32,765	758,264
Transfer	–	1,415	(1,415)	–	–
2003 final dividend paid	–	–	(262,800)	–	(262,800)
2004 interim dividend paid	–	–	(87,600)	–	(87,600)
	–	1,415	(351,815)	–	(350,400)
Balance at 31 December 2004	21,900	698,989	2,949,757	116,550	3,787,196
Balance at 1 January 2005, as restated	21,900	698,989	2,949,757	116,550	3,787,196
Currency translation differences	–	(9,018)	–	5,207	(3,811)
Net (expense)/income recognised directly in equity	–	(9,018)	–	5,207	(3,811)
Profit for the year	–	–	1,180,019	7,228	1,187,247
Total recognised (expense)/income for 2005	–	(9,018)	1,180,019	12,435	1,183,436
Transfer	–	10,161	(10,161)	–	–
2004 final dividend paid	–	–	(350,400)	–	(350,400)
2005 interim dividend paid	–	–	(109,500)	–	(109,500)
Acquisition of minority interest in a subsidiary	–	–	–	(105,665)	(105,665)
	–	10,161	(470,061)	(105,665)	(565,565)
Balance at 31 December 2005	21,900	700,132	3,659,715	23,320	4,405,067

Notes

1. **Basis of preparation**

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRS). The consolidated financial statements have been prepared under the historical cost convention, as modified by the available-for-sale financial assets, financial assets and financial liabilities at fair value through profit or loss, which are carried at fair value.

In 2005, the Group adopted the new/revised standards and interpretations of HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Investments in Joint Ventures
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKFRS 3	Business Combinations

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 16, 21, 23, 24, 27, 28, 31 and 33 did not result in substantial changes to the Group's accounting policies. In summary:

- HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associates and other disclosures.
- HKASs 2, 7, 8, 10, 16, 23, 27, 28, 31 and 33 had no material effect on the Group's policies.
- HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All the Group entities have the same functional currency as the presentation currency for respective entity financial statements.
- HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land from property, plant and equipment to operating leases. The up-front prepayments made for the leasehold land are expensed in the income statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement. In prior years, the leasehold land was accounted for at cost less accumulated depreciation and accumulated impairment.

The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit or loss and available-for-sale financial assets.

The adoption of HKFRS 3, HKASs 36 and 38 has resulted in a change in the accounting policy for goodwill. Until 31 December 2004, goodwill was:

- amortised on a straight-line basis over a period ranging from 5 to 10 years; and
- assessed for an indication of impairment at each balance sheet date.

In accordance with the provisions of HKFRS 3:

- the Group ceased amortisation of goodwill from 1 January 2005;
- accumulated amortisation as at 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill; and
- from the year ended 31 December 2005 onwards, goodwill is tested annually for impairment, as well as when there is indication of impairment.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKAS 21 – prospective accounting for goodwill and fair value adjustments as part of foreign operations;
- HKAS 39 – does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous Statement of Standard Accounting Practice ("SSAP") 24 "Accounting for investments in securities" issued by the Hong Kong Institute of Certified Public Accountants to investments in securities for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised at 1 January 2005; and
- HKFRS 3 – prospectively after 1 January 2005.

(a) The effects of the adoption of revised HKAS 17 are as follows:

	2005 HK$'000	2004 HK$'000
Decrease in property, plant and equipment	(188,416)	(192,984)
Increase in leasehold land	188,416	192,984

There was no impact on basic earnings per share from the adoption of revised HKAS 17.

(b) The effects of the adoption of HKFRS 3 and HKAS 38 are as follows:

	2005 HK$'000
Decrease in other operating expenses arising from the cessation of amortisation of goodwill	5,598
	HK$
Increase in basic earnings per share	0.01

(c) The effects of the adoption of HKASs 32 and 39 are as follows:

	2005 HK$'000
Decrease in investment securities, at cost	(21,478)
Increase in available-for-sale financial assets, at cost	21,478

There was no impact on basic earnings per share from the adoption of HKASs 32 and 39.

The Group has not early adopted the following new HKASs and HKFRSs that have been issued but are not yet effective. The adoption of such HKASs and HKFRSs will not result in substantial changes to the Group's accounting policies.

HKAS 1 (Amendment)	Capital disclosure [1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plan and disclosures [2]
HKAS 21 (Amendment)	Net investment in a foreign operation [2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions [2]
HKAS 39 (Amendment)	The fair value option [2]
HKAS 39 and HKFRS 4 (Amendment)	Financial guarantee contracts [2]
HKFRS 7	Financial instruments: disclosures [1]

[1] *Effective for annual periods beginning on or after 1 January 2007.*

[2] *Effective for annual periods beginning on or after 1 January 2006.*

2. **Turnover and other revenues**

The Group is principally engaged in terrestrial television broadcasting with programme production, programme licensing and distribution, overseas satellite pay TV operations, channel operations and other related activities.

Turnover comprises advertising income net of agency deductions, licensing income, subscription income, as well as income from video tape and disc rentals, sale of animation productions, sale of magazines, programmes/commercial production income, merchandising income, management fee income, facility rental income and other service fee income.

Other revenues comprise mainly interest income and other rental income.

The amount of each significant category of revenue recognised during the year is as follows:

	2005 HK$'000	2004 HK$'000
Turnover		
Advertising income, net of agency deductions	2,681,524	2,597,471
Licensing income	790,725	767,060
Subscription income	413,947	370,940
Others *(note)*	336,990	116,096
	4,223,186	3,851,567
Less: Withholding tax	(46,596)	(34,631)
	4,176,590	3,816,936
Other revenues *(note)*		
Interest income	25,151	20,294
Others	13,811	37,926
	38,962	58,220
	4,215,552	3,875,156

Note:

In prior years, the Group reported the revenues generated from the production of tailor-made sponsorship programmes on a net basis, and such net revenue was set off against the cost of production for these programmes. In prior years, income generated from commercial production, merchandising, talent management, facility rental and other services ("Miscellaneous Income") were included as other revenues.

In 2005, the Group is of the opinion that it is more appropriate to reclassify the above revenues and income. As a result, revenues from production of tailor-made sponsorship programmes and the Miscellaneous Income are now classified under Turnover. These classification changes were made from 1 January 2005 and have no effect on the Group's profit.

If the revenues for the year ended 31 December 2004 were reclassified on the same basis as above, the Group's turnover would increase by HK$137,884,000, cost of sales would increase by HK$115,652,000 and other revenues would decrease by HK$22,232,000, with no change to the Group's profit. Therefore, the Group's turnover, cost of sales and other revenues for the year ended 31 December 2004 would have been HK$3,954,820,000, HK$1,957,101,000 and HK$35,988,000 respectively.

3. **Segment information**

An analysis of the Group's turnover and results for the year by business segments is as follows:

2005	Terrestrial television broadcasting HK$'000	Programme licensing and distribution HK$'000	Overseas satellite pay TV operations HK$'000	Channel operations HK$'000	Other activities HK$'000	Elimination HK$'000	Total HK$'000
Turnover *(note)*							
External sales	2,230,312	594,065	247,177	984,023	121,013	-	4,176,590
Inter-segment sales	5,877	99,056	-	14,291	6,712	(125,936)	-
	2,236,189	693,121	247,177	998,314	127,725	(125,936)	4,176,590
Segment results *(note)*	859,160	391,028	28,789	194,429	(15,501)	1,101	1,459,006
Gain on disposal of financial assets at fair value through profit or loss							148,778
Finance costs							(956)
Share of losses of							
Jointly controlled entities	-	-	-	(30)	-		(30)
Associates	-	-	-	(187,197)	-		(187,197)
Profit before income tax							1,419,601
Income tax expense							(232,354)
Profit for the year							1,187,247

Note: There were no new activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) for the year ended 31 December 2005.

Other segment terms included in the income statement are as follows:

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Total
Depreciation	186,203	6,994	12,318	52,950	1,911		260,376
Amortisation of leasehold land	4,568	-	-	-	-		4,568
Impairment of goodwill	-	-	-	5,894	-		5,894

2004	Terrestrial television broadcasting HK$'000	Programme licensing and distribution HK$'000	Overseas satellite pay TV operations HK$'000	Channel operations HK$'000	Other activities HK$'000	Elimination HK$'000	Total HK$'000
Turnover *(note (a))*							
External sales *(note (b))*	2,005,790	581,817	213,834	907,560	107,935	-	3,816,936
Inter-segment sales	1,142	97,426	183	14,912	8,295	(121,958)	-
	2,006,932	679,243	214,017	922,472	116,230	(121,958)	3,816,936
Segment results *(note (a))*	519,227	375,081	(7,010)	171,403	21,015	1,675	1,081,391
Finance costs							(7,006)
Share of losses of							
Jointly controlled entities	-	-	-	(6)	(6,093)		(6,099)
Associates	-	-	-	(166,402)	-		(166,402)
Profit before income tax							901,884
Income tax expense							(152,312)
Profit for the year							749,572

Notes:

(a) The above segments included activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) and an analysis of their respective turnover and results is as follows:

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Total
Turnover	-	-	142,350	-	26,142	168,492
Segment results	-	-	24,547	-	10,132	34,679

(b) In respect of the terrestrial television broadcasting segment, revenues generated from the production of tailor-made sponsorship programmes were reported on a net basis, and such net revenue was set off against the cost of production for these programmes in prior years. If these revenues were reclassified to turnover, the turnover for external sales under this segment would increase by HK$137,884,000, with no overall effect on the segment results. On this basis, the turnover for external sales for 2004 would have been HK$2,143,674,000.

Other segment terms included in the income statement are as follows:

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Total
Depreciation	191,786	6,712	9,647	53,133	3,930	265,208
Amortisation of leasehold land	4,567	-	-	-	-	4,567
Amortisation of goodwill	-	-	5,598	1,799	-	7,397

The segment assets and liabilities at 31 December 2005 and capital expenditure for the year ended 31 December 2005 are as follows:

	Terrestrial television broadcasting HK$'000	Programme licensing and distribution HK$'000	Overseas satellite pay TV operations HK$'000	Channel operations HK$'000	Other activities HK$'000	Total HK$'000
Segment assets	3,502,242	221,896	117,145	1,040,418	125,319	5,007,020
Interest in associates	144,069	-	-	101,447	-	245,516
Available-for-sale financial assets	-	3	-	-	-	3
Loans to investee companies	-	6,676	-	-	-	6,676
Unallocated assets						63,049
Total assets						5,322,264
Segment liabilities	258,514	94,996	58,259	174,948	19,184	605,901
Payable for financial assets at fair value through profit or loss	-	-	-	56,876	-	56,876
Unallocated liabilities						254,420
Total liabilities						917,197
Capital expenditure	65,734	4,123	2,520	155,976	687	229,040

The segment assets and liabilities at 31 December 2004 and capital expenditure for the year ended 31 December 2004 are as follows:

	Terrestrial television broadcasting HK$'000	Programme licensing and distribution HK$'000	Overseas satellite pay TV operations HK$'000	Channel operations HK$'000	Other activities HK$'000	Total HK$'000
Segment assets	3,183,901	195,608	141,685	621,002	147,191	4,289,387
Interest in associates	133,397	-	-	146,149	-	279,546
Interest in jointly controlled entities	-	-	-	3,814	14,908	18,722
Investment securities	-	3	-	2,164	1,538	3,705
Loans to investee companies	-	14,263	-	-	-	14,263
Other investments	-	-	-	189,432	-	189,432
Unallocated assets						37,855
Total assets						4,832,910
Segment liabilities	258,362	88,972	60,744	141,655	20,591	570,324
Payable for other investments	-	-	-	189,432	-	189,432
Unallocated liabilities						285,958
Total liabilities						1,045,714
Capital expenditure	111,512	5,953	1,445	20,164	4,073	143,147

An analysis of the Group's turnover and segment results for the year by geographical segments is as follows:

	Turnover 2005 HK$'000	Turnover 2004 HK$'000	Segment results 2005 HK$'000	Segment results 2004 HK$'000
Geographical segments:				
Hong Kong	2,560,672	2,281,105	940,891	587,331
Taiwan	743,834	703,831	133,586	155,050
USA and Canada	209,149	208,667	106,197	106,873
Australia	67,784	60,510	(6,023)	(11,933)
Europe	97,080	78,953	17,275	(19,119)
Mainland China	117,225	104,922	65,311	56,571
Malaysia and Singapore	337,726	337,056	182,978	184,095
Other countries	43,120	41,892	18,791	22,523
	4,176,590	3,816,936	1,459,006	1,081,391
Gain on disposal of financial assets at fair value through profit or loss			148,778	
			1,607,784	

	Total assets 2005 HK$'000	Total assets 2004 HK$'000	Capital expenditure 2005 HK$'000	Capital expenditure 2004 HK$'000
Hong Kong	3,994,853	3,388,477	69,453	115,523
Taiwan	680,433	540,143	155,901	20,006
USA and Canada	101,990	123,375	2,610	4,975
Australia	11,614	16,113	325	473
Europe	72,966	88,195	735	913
Mainland China	26,836	21,806	-	1,229
Malaysia and Singapore	93,321	78,750	-	-
Other countries	25,007	32,528	16	28
	5,007,020	4,289,387	229,040	143,147
Interest in associates	245,516	279,546		
Interest in jointly controlled entities	-	18,722		
Available-for-sale financial assets	3	-		
Investment securities	-	3,705		
Loans to investee companies	6,676	14,263		
Other investments	-	189,432		
Unallocated assets	63,049	37,855		
	5,322,264	4,832,910		

4. **Expenses by nature**

Expenses included in cost of sales, selling, distribution and transmission costs, general and administrative expenses and other operating expenses/(income) are:

	2005 HK$'000	2004 HK$'000
Loss/(gain) on disposal of property, plant and equipment	3,927	(1,586)
Net exchange loss/(gain)	1,127	(2,558)
Auditors' remuneration	3,660	3,185
Non-audit service fees paid to principal auditors (mainly tax services)	2,741	631
Cost of programmes, film rights, movies and stocks	1,148,348	1,311,297
Depreciation – owned property, plant and equipment	260,375	265,181
Depreciation – leased property, plant and equipment	1	27
Amortisation of leasehold land	4,568	4,567
Amortisation of goodwill	-	7,397
Impairment of goodwill	5,894	-
Impairment on loan to a jointly controlled entity	14,638	-
Operating leases		
– equipment and transponders	66,281	64,137
– land and buildings	35,465	24,654
Employee benefit expense	1,124,284	1,160,175

5. **Finance costs**

	2005 HK$'000	2004 HK$'000
Interest on overdrafts, bank loans and other loans		
– wholly repayable within five years	618	4,286
– not wholly repayable within five years	338	2,682
Interest element of finance leases	-	38
Total finance costs incurred	956	7,006

6. **Income tax expense**

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

The amount of income tax charged to the consolidated income statement represents:

	2005 HK$'000	2004 HK$'000
Current income tax:		
– Hong Kong profits tax	179,907	80,863
– Overseas taxation	34,629	34,209
– (Over)/under provisions in prior years	(704)	2,580
Deferred income tax relating to the origination and reversal of temporary differences	18,521	34,660
	232,354	152,312

7. **Earnings per share**

The earnings per share is calculated based on the Group's profit attributable to equity holders of HK$1,180,019,000 (2004: HK$719,415,000) and 438,000,000 shares in issue throughout the years ended 31 December 2005 and 2004. No fully diluted earnings per share is presented as there were no potentially dilutive shares outstanding.

8. **Trade and other receivables, prepayments and deposits**

	2005 HK$'000	2004 HK$'000
Receivables from:		
Associates	202,748	25,902
An investee company	–	2,167
Related parties	39,949	48,349
Trade receivables *(note)*	892,172	841,758
Less: Provision for impairment of receivables	(68,031)	(66,885)
Other receivables, prepayments and deposits	263,139	155,832
Tax reserve certificates	23,989	–
	1,353,966	1,007,123

Note:

The Group operates a controlled credit policy and allows an average credit period of forty to sixty days to the majority of the Group's customers who satisfy the credit evaluation of the Group. Cash on delivery, advance payments or bank guarantees are required from other customers of the Group.

At 31 December 2005 and 2004, the aging analysis of the trade receivables including trading balances due from associates, an investee company and related parties is as follows:

	2005 HK$'000	2004 HK$'000
Current	405,941	403,890
1-2 months	241,864	209,821
2-3 months	142,271	131,528
3-4 months	107,689	65,386
4-5 months	49,499	29,430
Over 5 months	185,343	66,897
	1,132,607	906,952
Trade receivables due from:		
Third parties	892,172	841,758
Associates, an investee company and related parties	240,435	65,194
Non-trading amounts due from associates and related parties	2,262	11,224
	1,134,869	918,176

Trade and other payables and accruals

	2005 HK$'000	2004 HK$'000
Trade payables to:		
Associates	7,692	1,551
Related parties	237	1,037
Third parties	91,188	85,232
Other payables and accruals	487,239	450,383
Payable for financial assets at fair value through profit or loss	56,876	–
Payable for other investments	–	189,432
	643,232	727,635

At 31 December 2005 and 2004, the aging analysis of the trade payables including trading balances due to associates and related parties is as follows:

	2005 HK$'000	2004 HK$'000
Current	61,487	59,805
1-2 months	22,211	21,877
2-3 months	8,391	1,662
3-4 months	1,884	1,108
4-5 months	229	1,095
Over 5 months	4,915	2,273
	99,117	87,820
Trade payables due to:		
Third parties	91,188	85,232
Associates and related parties	7,929	2,588
	99,117	87,820

Borrowings

	2005 HK$'000	2004 HK$'000
Non-current		
Long-term bank loans	–	48,683
Current		
Current portion of long-term bank loans	–	5,366
Current portion of long-term other loans	–	4,253
Obligations under finance leases	–	83
Short-term bank loans	–	2,338
	–	12,040
Total borrowings	–	60,723

All bank loans and other loans were fully repaid during 2005. As at 31 December 2004, bank loans and other loans of HK$58,302,000 were secured by land and buildings with net book value of HK$109,894,000.

11. **Other reserves**

	Share premium HK$'000	General reserve HK$'000	Capital reserve HK$'000	Legal reserve HK$'000	Capital redemption reserve HK$'000	Translation HK$'000	Total HK$'000
Balance at 1 January 2004	602,026	70,000	864	7,831	40,118	(26,468)	694,371
Currency translation differences:							
– Group	–	–	–	–	–	5,993	5,993
– Jointly controlled entities	–	–	–	–	–	91	91
Transfer from retained earnings	–	–	–	1,415	–	–	1,415
Exchange recognised directly in equity	–	–	–	–	–	(2,881)	(2,881)
Balance at 31 December 2004	602,026	70,000	864	9,246	40,118	(23,265)	698,989
Balance at 1 January 2005	602,026	70,000	864	9,246	40,118	(23,265)	698,989
Currency translation differences:							
– Group	–	–	–	–	–	(17,092)	(17,092)
– Associates	–	–	–	–	–	545	545
– Jointly controlled entities	–	–	–	–	–	7,529	7,529
Transfer from retained earnings	–	–	–	10,161	–	–	10,161
Balance at 31 December 2005	602,026	70,000	864	19,407	40,118	(32,283)	700,132

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

(a) Overview

For the year ended 31 December 2005, the Group achieved a turnover of approximately HK$4,177 million (2004: HK$3,817 million), which represented an increase of 9%. Cost of sales amounted to approximately HK$1,792 million (2004: HK$1,842 million), which represented a decrease of 3%. Gross profit for the year amounted to HK$2,385 million (2004: HK$1,975 million), which represented a gross profit percentage of 57% (2004: 52%).

Included in cost of sales was the cost of programmes, film rights, movies and stocks which amounted to approximately HK$1,148 million (2004: HK$1,311 million), representing a decrease of 12%.

Selling, distribution and transmission costs amounted to approximately HK$452 million, having been maintained at a similar level as last year (2004: HK$450 million). General and administrative expenses amounted to approximately HK$491 million (2004: HK$513 million), which represented a decrease of 4%.

Finance costs for the year amounted to HK$1 million (2004: HK$7 million), a decrease of 86%. The reduction was due to the repayment of bank loans during the year.

The Group's share of the losses of an associate, Galaxy Satellite TV Holdings Limited ("GSTV"), increased from HK$166 million to HK$187 million for the year. This was attributable to the increase in advertising and promotion costs of its subsidiary, Galaxy Satellite Broadcasting Limited ("GSB"), for its pay TV channels.

The gain on disposal of financial assets at fair value through profit or loss of HK$149 million related to disposal of the 51% equity interest in GSTV to See Corporation Limited (previously Ruili Holdings Limited) and Dr. Charles Chan Kwok Keung, as announced in April 2005.

The Group's taxation charge amounted to HK$232 million (2004: HK$152 million), which represented an increase of 53%. The increase in the taxation charge was due to the increase in the provision for Hong Kong profits tax of HK$99 million as a result of the increase in net profit generated in Hong Kong during the year, and a provision for deferred income tax of HK$29 million on the undistributed profits of Liann Yee Production Co. Ltd. ("LYP") in Taiwan.

The profit attributable to shareholders amounted to HK$1,180 million (2004: HK$719 million), which represented an increase of 64%. Earnings per share was HK$2.69 (2004: HK$1.64).

(b) Comments on Segment Information

Revenue from terrestrial television broadcasting which comprised predominantly local advertising revenue, increased from HK$2,007 million to HK$2,236 million. As further disclosed in Notes 2 and 3 of this announcement, certain reclassification of revenues took place in 2005. The revenue for 2004, if stated on a similar basis, would have been HK$2,145 million.

The cost of programmes, which comprised cost of self-produced TV programmes and acquired film rights, were kept under tight budgetary control. Through the use of a different programme mix, primarily on Jade during prime time, which took into account audience taste and market trends, the cost of programmes was lower than last year. The absence of the coverage of special overseas events such as the 2004 Olympic Games in Athens also resulted in lower costs in 2005. As a result, this segment contributed an operating profit of HK$859 million (2004: HK$519 million), an increase of 66% over last year.

Revenue from programme licensing and distribution increased from HK$679 million to HK$693 million, which represented an increase of 2%. Our cost of distribution was kept in line with the growth of the business. As noted in the "Business Review and Prospects" section, Malaysia and Singapore remain the two most important markets for telecast licensing business. This segment contributed an operating profit of HK$391 million (2004: HK$375 million), an increase of 4% over last year.

Revenue from overseas satellite pay TV operations, which comprised TVB Satellite Platform ("TVBSP") USA, TVB Australia ("TVBA") and The Chinese Channel ("TCC") Europe, showed an increase from HK$214 million to HK$247 million, which represented an increase of 15%. This segment turned profitable in 2005 and contributed an operating profit of HK$29 million (2004: an operating loss of HK$7 million).

Revenue from channel operations, which comprised the Taiwanese channel, TVBS, operating under LYP, the two channels – TVB8 and Xing He, and the supply of six channels to GSTV, the pay TV platform in Hong Kong, showed an increase of 8% from HK$922 million to HK$998 million. Improvement in revenues from LYP, TVB8 and Xing He were noted due to the increase in advertising and subscription revenue. This segment contributed an operating profit of HK$194 million (2004: HK$171 million), an increase of 13% over last year.

(c) **Business Review and Prospects**

Terrestrial Television Broadcasting

Our advertising income growth in 2004 continued into the first quarter of 2005. However, as expected, the cycle of double-digit growth experienced since the end of SARS came to an end, and growth was less pronounced for the remaining three quarters of the year.

In an attempt to meet advertisers' needs for value and impact, considerable effort was put into developing innovative "products". Two products which were the focus of our efforts have performed well. One of these is the short duration (15 seconds or less) fixed-schedule "info-service" spot.

Info-service sales have grown by more than 10% and we are putting greater efforts in increasing the supply and effectiveness of this advertising format.

The second area of focus in product selling is product sponsorships (sometimes referred to as product placements). Revenue from product sponsorship in our weekday prime time dramas has increased by more than 40% in 2005.

Another promising area delivering value and innovation to clients is that of offering added value to our advertisers by means of extending their sponsorship activities with TVB into other media such as the Internet, mobile phones and outdoor video, or by extending their reach to the Mainland China market. We have begun our efforts in this area and so far the results are encouraging.

Four categories of advertisers were important in contributing to our growth in 2005. They are local property developers, broadband service providers, amusement parks and skin care products. The growth in these four categories exceeded 50%.

However, it is not prudent to rely on continued growth in these categories. Concerted new client/new category development, along with the above-mentioned product developments will be key areas of effort to deliver growth for 2006.

The prospects for growth in 2006 are reasonable given the overall economic confidence among both consumers and advertisers, and our advance commitments are conducive to delivering growth.

TVB Jade and Pearl remained the preferred terrestrial channels in Hong Kong. Jade achieved an average weekday prime time audience share* of 83% among terrestrial Chinese channels and Pearl, an average audience share* of 75% among terrestrial English channels during the year.

* *Prime time audience share refers to average share from 7:00 p.m. to 11:00 p.m. on Jade, and 7:00 p.m. to midnight on Pearl.*

Programme Licensing and Distribution

During the year, our video distribution business remained seriously affected by piracy and illegal Internet downloading. The launch of video-on-demand service via broadband and digital cable TV platforms in Mainland China in the last quarter of 2005 has given rise to a new revenue stream. This type of video delivery format is forecast to grow, albeit partially at the expense of traditional video rental and sell-through business. In order to capture this trend, we are exploring video-on-demand services in other international markets. New streams of revenue will also be established through delivery of content to mobile phones and portable media players.

Our telecast licensing business achieved single-digit growth in 2005. Malaysia and Singapore remain the two most important markets. The merger of the two Singapore free television stations will affect our business but the shortfall should be offset by our increased sales efforts in other markets. In Mainland China, the telecast market has become competitive especially with the increased popularity of Korean dramas. We are maintaining our market share there. The licensing revenue from Mainland China has increased with license fees from television stations in the Pearl River region carrying our channels. The recent popularity of the period drama series, "War and Beauty", broadcasted by Hunan TV which received record high ratings in Mainland China will help to enhance our licensing business and market share there.

Overseas Satellite Pay TV Operations

(a) TVB Satellite Platform ("TVBSP") USA

In the United States, the number of subscribers to our five-channel Jadeworld package, which is being carried by DirecTV, grew at a high single-digit rate.

As part of a continuous process to enhance the platforms' competitiveness, TVBSP will launch a Vietnamese language dubbed TVB content channel targeting the Vietnamese speaking Chinese and other ethnic groups at the end of the first quarter of 2006 and is developing a new Mandarin language channel to cater for the increasing immigrants from Mainland China.

(b) TVB Australia ("TVBA")

In Australia, the number of subscribers to our Jadeworld platform achieved double-digit growth.

With aggressive and innovative promotion packages, Jadeworld has established a reputation as a high quality content provider and an effective advertising medium. We saw strong growth of advertising revenue in 2005.

(c) The Chinese Channel ("TCC") Europe

Despite stagnant subscriber growth, TCC had turned around and generated profit. Its performance improved two fold when compared to 2004.

To cope with the rapidly growing Mandarin speaking Chinese population in continental Europe, TCC is planning to launch a Mandarin language general entertainment channel to strengthen the appeal of its existing Cantonese channel.

Channel Operations

(a) TVBS – Taiwan

2005 was a challenging year for TVBS in Taiwan. The local economy recorded a lacklustre GDP growth of 2.8%. TVBS's turnover and operating profit were maintained at the 2004 level. Due to the payment of dividend withholding tax, net profit attributable to the Group was affected. However, TVBS channel ratings are amongst the highest in Taiwan and its self-produced programmes also achieved high ratings individually (notably "2100 Pop Blog", "News Nightclub" and "Lady First").

Shortly after granting TVBS its renewed license in August 2005, the Government Information Office ("GIO") in Taiwan (which regulates satellite and cable television operations) issued a regulatory demand alleging that TVBS's shareholding was not in compliance with the local law. It also demanded TVBS to rectify its shareholding structure and imposed a fine of NT$1,000,000. Under legal advice which opined that TVBS's shareholding structure is lawful, TVBS appealed against this administrative ruling in December 2005 and the hearing of the appeal is still pending. Operation of all TVBS channels remained normal, despite such action.

Since February 2006, a newly formed independent administrative body, the National Communications Commission has taken over the regulatory role of the telecommunication and television industries from the GIO. We look forward to working closely with the Commission.

We believe that TVBS's strong positive brand image positions us strategically and advantageously in the middle of this dynamic arena. Following the successes of 2004 and 2005, we are confident to see a continuously profitable operation in the Taiwan market in 2006.

(b) TVB8 & Xing He

The performance of both Xing He and TVB8 continued to progress well during the year. Xing He has contributed a gross profit to the operation, whereas TVB8 has substantially narrowed the losses.

Subscription income of both Xing He and TVB8 had increased moderately in Malaysia but advertising sales and commission income from ASTRO All Asia Networks plc. had recorded a double-digit growth. The growth was mainly attributed to the high rating performance of Xing He Channel in Malaysia. During 2005, Xing He Channel was launched in Vietnam and Thailand and is distributed through satellite.

(c) Supply of Channels to GSTV

The Group continued to supply TV programmes in Cantonese to GSB, the wholly-owned subsidiary of GSTV, during the year under a license supply agreement dated 4 September 2001. The six channels comprised 24-hour news channel *TVBN*, TVB's classic drama channel *TVB Classic*, interactive consultation and health advices channel *TVB Health*, music channel *TVBM*, children's channel *TVB Kids*, and acquired Asian region and overseas soap operas channel *TVB Drama*. By way of an agreement dated 29 June 2005, an amended channel supply agreement was entered into between GSB and TVB whereby certain amendments were agreed including changing the supply of the above six channels from an exclusive basis to a non-exclusive basis.

The Group also entered into a separate channel supply agreement dated 22 June 2005 for the supply of two Taiwanese channels, TVBS-News and TVBS-Asia to GSB.

Other Businesses

(a) Internet Operations

All areas of our Internet operations showed good growth. Most noteworthy is the growth in 3G mobile content sales. TVB's reputable 24 hour news and unique entertainment content continue to be regarded as essential content for 3G mobile phone users. As such, sales of content to 3G devices has grown by 97%.

In the area of broadband content to PCs, the provision of drama series proved to be successful. This has helped grow the number of new subscribers to the service and our income from broadband content sales has increased by 15%.

Portal tvb.com tried to attract large number of visitors while providing healthy and wholesome content for all age groups. Thus, we are pleased that our website was the only commercial website among the eleven winners of the "2005 Meritorious Websites Contest" jointly organised by Young Women Christian Association and Television and Entertainment Licensing Authority. Advertising revenue on tvb.com grew by 8%.

(b) Magazine Publishing

The price of TVB Weekly magazine was increased from HK$10 to HK$12 per issue in September 2005. This was an attempt to reduce the impact of substantially increased printing cost. The move was successful as the increased revenue per copy more than offset the slight decrease in circulation experienced as a result of the price increase.

Advertising sales were back on track in the second half of the year as a result of our success in fully staffing and re-organising the sales department. Though the full year advertising revenue was down by 13%, the strong performance in the second half of the year gives us confidence to deliver growth in 2006.

Net profit recorded a 2% growth despite the drop in advertising revenue, due to savings in staff and promotional expenses.

(c) Movie Investment

The movie "Perhaps Love", in which the Group had invested, starring Takeshi Kaneshiro, Zhou Xun, Jacky Cheung and Ji Jin-hee, opened in December 2005. The movie paid off both at the box office and in critical acclaim. Hong Kong box office receipts were a respectable HK$14 million. A small profit was recorded for 2005. In addition, the movie received various nominations in the Hong Kong Film Awards and was selected as the official closing film of the 62nd Venice International Film Festival.

(d) Investment in GSTV

TVB, as a licensee of a free domestic programme service license, is not allowed to own more than 50% in any domestic pay TV operator. The Government had granted a waiver to TVB in December 2004 to take up the shares from Intelsat Hong Kong, LLC ("Intelsat") when Intelsat left the pay TV venture, so as to provide time to identify and conclude a share placement with a majority shareholder. During the year, TVB secured two investors to take up the 51% equity interest in GSTV. In April 2005, See Corporation Limited and Dr. Charles Chan Kwok Keung, acquired 520,747,500 and 21,255,000 shares respectively, representing approximately 49% and 2% equity interest in GSTV. TVB continued to retain a 49% equity interest in GSTV.

GSTV's wholly-owned subsidiary, GSB, operates a pay TV service which is distributed to homes in Hong Kong through satellite and, since July 2005, through broadband television distribution systems provided by Hutchison Global Communications Limited. It provides a basic pay TV package of over 40 channels to subscribers, which includes six channels produced by TVB. In February 2006, GSTV announced a cooperation agreement with PCCW Media Limited ("PCCW") whereby a number of its channels will also be carried by the broadband television distribution systems operated by PCCW or its affiliates, to homes in Hong Kong. This cooperation will increase the number of homespassed substantially.

During the year, the Group shared HK$187 million (2004: HK$166 million) of losses of GSTV which was due to increased advertising and promotion costs of its subsidiary, GSB, for its pay TV channels.

igitalisation of Transmission Network

he Broadcasting Authority approved TVB's investment plans on digital terrestrial television 'DTT") programme services on 17 December 2005. TVB shall be making an additional ivestment totalling more than HK$400 million between 2006 and 2009 to provide a High efinition television ("HDTV") channel commencing before the end of 2007. The channel ould include not fewer than 14 hours per week of "true" HDTV programmes (programmes riginally produced in the HDTV format) to be carried on the Single Frequency Network ultiplex assigned to TVB. Also before the end of 2007, in addition to the analogue broadcast f Jade and Pearl, TVB shall also provide a digital simulcast of Jade and Pearl programmes Standard Definition TV format on the Multiple Frequency Network. Plans of building the TT transmission network and upgrading field production, studio production and post-roduction facilities are being finalised. To ensure the smooth implementation of TVB's TT plans, cooperation within the industry and with various Government departments have een pursued through TVB's active participation in Government-Industry working groups id discussions with the bureaux and departments concerned.

CIAL REVIEW

nportant Events

) On 4 February 2005, Countless Entertainment (Taiwan) Co. Ltd., a wholly-owned subsidiary of the Company entered into a conditional sale and purchase agreement with Primasia Development Co. Ltd. for the purchase of the remaining 30% of the issued share capital in LYP not held by the Group for a cash consideration of NT$900 million (approximately HK$220.5 million). The transaction was approved by shareholders at an Extraordinary General Meeting held on 21 March 2005. As a result, the Group's interest in the shareholding in LYP increased from 70% to 100%.

i) On 21 April 2005, TVB Satellite TV Holdings Limited ("TVB Satellite"), a wholly-owned subsidiary of the Company, entered into a transaction with See Corporation Limited and Dr. Charles Chan Kwok Keung for the disposal of 49% and 2% equity interests in GSTV, to See Corporation Limited and Dr. Charles Chan Kwok Keung respectively for a total cash consideration of HK$350 million. Completion of the transaction was subject to, inter-alia, the settlement of unpaid capital contribution by the Group to GSTV of HK$377 million..Completion of the first closing of the transaction took place on 12 August 2005, and the second closing was completed on 28 February 2006.

part from those reported above, there was no other material acquisition or disposal of ibsidiaries and associates during the year and up to the date of the report.

apital Assets, Investment, Liquidity and Debts

s at 31 December 2005, non-current assets of the Group stood at HK$2,522 million, a :crease from 31 December 2004 of HK$2,633 million. The net decrease was attributable to e recognition of goodwill on acquisition of the remaining 30% equity interest in LYP, fset by the decrease in the net book value of property, plant and equipment, the shared sses of associates and jointly controlled entities.

ash and bank balances as at 31 December 2005 amounted to HK$980 million, an increase 83% over last year end (2004: HK$536 million). About 19% of the cash balance was aintained in overseas subsidiaries for their daily operation. Cash and cash equivalents held the Group were principally in Hong Kong Dollars, US Dollars and New Taiwan Dollars.

ade and other receivables, prepayments and deposits increased from HK$1,007 million to K$1,354 million which represented a 34% increase from the position at the end of last ar, reflecting a higher level of billing to customers. Specific provision had been made, here appropriate, to cover any potential bad and doubtful debts.

ade and other payables and accruals decreased from HK$728 million to HK$643 million hich represented a 12% decrease from the position at the end of last year. This was tributable to the reduction in the amount payable for a financial asset (51% of GSTV) as a rtion of the unpaid share capital amounting to HK$133 million together with the bscription of new shares of HK$11 million was paid up in 2005.

l the loans and borrowings were fully repaid in 2005 and there are no borrowings as at 31 ecember 2005. The gearing ratio as of 31 December 2004 was 2% which was measured by ratio of total debts of HK$61 million against a shareholders' fund of HK$3,671 million.

at 31 December 2005, capital commitments of the Group amounted to HK$183 million 004: HK$199 million) which represented a decrease of 8%.

ontingent Liabilities

ere were guarantees to the extent of HK$8.7 million (2004: HK$8.8 million) provided to nkers for banking facilities granted to an investee company.

March 2005, the Group received additional profits tax assessment notices from the Inland venue Department of Hong Kong ("IRD") for the year of assessment 1998/99 for profits nerated by the Group's programme licensing and distribution business carried out overseas. e total amount of the additional assessments of profits tax was HK$98,277,000. The oup had been granted a holdover of these additional assessments.

bsequently, in February 2006, the Group received additional profits tax assessment notices m IRD in respect of the year of assessment 1999/2000 for profits generated by the oup's programme licensing and distribution business carried out overseas. The total amount the additional assessments of profits tax was HK$98,576,000.

e Group has objected to these additional assessments. The Group believes that the objection well founded, and is determined to defend the Group's position vigorously. On this basis, Group is of the view that no additional tax provision is necessary.

posure to Fluctuations in Exchange Rates and Related Hedges

at 31 December 2005, there was no exchange contract entered into by the Group with ancial institutions to sell forward foreign currencies in order to hedge against fluctuation trade receipts from overseas customers (2004: HK$5.8 million). Consequently, there re no unrealised gains or losses arising from such forward contracts (2004: unrealised s of HK$0.5 million).

RESOURCES

December 2005, the Group employed, excluding Directors and freelance workers but g contract artistes and staff in overseas subsidiary companies, a total of 4,519 (2004: ill-time employees.

5% of our manpower was employed in overseas subsidiaries and was paid on a scale and elevant to their localities and local legislations. For local employment, different pay are operated for contract artistes, sales and non-sales employees. Contract artistes are er on a per-show basis or by a package of shows. Sales personnel are remunerated based on commission schemes. Non-sales personnel are remunerated on a monthly salary. Discretionary bonuses may be awarded as an incentive for better performance. Qualified personnel received a discretionary bonus equivalent to a sixteenth of their annual basic salaries in 2005.

No employee share option scheme was adopted by the Group during the year.

From time to time, the Group organises, either in-house or with vocational institutions, seminars, courses and workshops on subjects of technical interest, such as industrial safety, management skills and other related studies, apart from sponsorship of training programmes that employees may enrol on their own initiatives.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its ordinary shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares during the year.

CORPORATE GOVERNANCE

Maintaining high standards of business ethics and corporate governance practices has always been one of the Company's core objectives. The Company believes that conducting business in an open, responsible manner serves its long-term interests and those of the shareholders.

The Board monitored the Company's progress on corporate governance practices throughout the year under review. Apart from regular meetings, circulars were issued to Directors and Senior Management to ensure awareness of the best corporate governance practices.

The Company adopted its own Code on Corporate Governance on 31 December 2005 which complied with all the code provisions of the Code on Corporate Governance Practices set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), save that the Chairman is not subject to retirement by rotation at least once every three years (code provision A.4.2). Pursuant to Article 114(D) of the Company's Articles of Association, the Chairman is exempted from retirement by rotation. The Board considers that this departure is well-founded as the Chairman is the founder of the Company, and his wealth of experience is essential to the Board and contributes to the continued stability of the Company's business.

The Company adopts the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 to the Listing Rules as the code of conduct for Directors and Senior Management in their dealings in the Company's securities.

The Company made specific enquiries of each Director and member of the Senior Management, and each confirmed that he/she had fully complied with the Model Code during the year ended 31 December 2005.

The Company has received, from each of the Independent Non-executive Directors, a confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers that all the Independent Non-executive Directors are independent.

AUDIT COMMITTEE

The Audit Committee was established in 1999. As of 31 December 2005, all members of the Committee were Independent Non-executive Directors, with Mr. Robert Sze Tsai To as the chairman, Dr. Li Dak Sum and Mr. Chien Lee as members of the Audit Committee. On 22 February 2006, Dr. Li Dak Sum tendered his resignation as a member of the Audit Committee and Mr. Ho Ting Kwan, a Non-executive Director, was appointed as a member of the Audit Committee on the same date.

The Audit Committee has reviewed with Management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the annual consolidated financial statements for the year ended 31 December 2005 before such statements were presented to the Board of Directors for approval.

ANNUAL REPORT

This results announcement is published on the Company's website at www.tvb.com and the website of the Stock Exchange. The Annual Report will also be available at the Company's and the Stock Exchange's websites in mid April 2006 and the printed report will be despatched to shareholders of the Company in mid April 2006.

ANNUAL GENERAL MEETING

The annual general meeting of the Company will be held at the Harbour Room, Mezzanine Floor, Kowloon Shangri-La Hotel, Tsim Sha Tsui East, Kowloon, Hong Kong, on Wednesday, 24 May 2006 at 11:00 a.m.

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 3 May 2006 to 24 May 2006, both dates inclusive.

DIVIDENDS

At the Company's annual general meeting to be held on 24 May 2006, the Directors will recommend a final dividend of HK$1.30 per share payable to shareholders on 1 June 2006. Together with the interim dividend of HK$0.25 per share paid on 29 September 2005, this makes a total dividend of HK$1.55 per share for the year ended 31 December 2005, and represents an increase of 55% over the total dividend of HK$1.00 per share for last year.

By Order of the Board
Adrian Mak Yau Kee
Company Secretary

Hong Kong, 22 March 2006

As at the date of this announcement, the Board of Directors of the Company comprises the following Directors:

Sir Run Run Shaw, *G.B.M. (Executive Chairman)*
Dr. Norman Leung Nai Pang, *G.B.S., LL.D., J.P. (Executive Deputy Chairman)*
Mona Fong *(Deputy Chairperson)*
Louis Page *(Managing Director)*
Dr. Chow Yei Ching, *G.B.S.*
Ho Ting Kwan
Chien Lee *
Christina Lee Look Ngan Kwan
Dr. Li Dak Sum, DSSc. (Hon.), *J.P.* *
Kevin Lo Chung Ping
Robert Sze Tsai To *
Anthony Hsien Pin Lee *(Alternate Director to Christina Lee Look Ngan Kwan)*

* *Independent Non-executive Directors*